December 18, 2007

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Gary R. Todd, Reviewing Accountant

Gentlemen:

Re:	Form 10-K for the fiscal year ended December 31, 2006
Forms 10-Q for fiscal 2007
File No. 1-10109

In response to your request for additional information related to the errors in our cash flow statements, by quarter, we provide the following information with respect to the overstatement of depreciation and amortization, and resulting overstatement of operating cash flows and equal overstatement of additions to property, plant & equipment and investing cash flows for each of the periods (amounts in millions):

	2007	2006	2005	2004
Q1	$(4.9)	$(2.9)	$(3.1)	$(2.7)
Q2		(3.9)	(3.0)	(2.7)
Q3		(4.3)	(2.6)	(2.8)
Q4		(4.9)	(2.6)	(3.1)
Total		$(15.9)	$(11.2)	$(11.3)

The errors resulted from inadvertent incorrect summarization of eliminating entries for the depreciation impact of profit in operating type leases, which is eliminated in consolidation. As we have disclosed in our Form 10Q for the second quarter 2007, we corrected the errors in 2007, including the amounts reported within that 10Q related to 2006. Our third quarter 2007 10Q also reflects the corrected amounts for 2007 and 2006.

Following is a summary of the errors related to 2006, which have been reflected in our second and third quarter 10Qs filed in 2007.

U.S. Securities and Exchange Commission

Attn: Gary R. Todd

December 18, 2007

	Q1 2006			Q2 2006			Q3 2006
Cash Flow Impact	Per Reported	Per Restated	Error	Per Reported	Per Restated	Error	Per Reported	Per Restated	Error
Operating activities	56.2	53.3	(2.9)	128.0	124.1	(3.9)	39.9	35.6	(4.3)
% of Net Cash Flow from Operating Activities		5.4%			3.1%			12.0%
Additions to Property, Plant, and Equipment	65.0	62.1	(2.9)	75.8	71.9	(3.9)	77.6	73.3	(4.3)
% of Additions		4.7%			5.4%			5.8%
Investing activities	69.2	66.3	(2.9)	87.1	83.2	(3.9)	35.8	31.5	(4.3)
% of Net Cash Flow from Investing Activities		4.4%			4.6%			13.5%

Following is a summary of the impact of the error for the first three quarters in 2005 and 2004:

	Q1 2005			Q1 2004
Cash Flow Impact	Per Reported	Per Restated	Error	Per Reported	Per Restated	Error
Operating activities	100.2	97.1	(3.1)	48.6	45.9	(2.7)
% of Net Cash Flow from Operating Activities		3.2%			5.8%
Additions to Property, Plant, and Equipment	38.4	35.3	(3.1)	29.2	26.5	(2.7)
% of Additions		8.8%			10.0%
Investing activities	42.4	39.3	(3.1)	32.7	30.0	(2.7)
% of Net Cash Flow from Investing Activities		7.9%			8.9%

	Q2 2005			Q2 2004
Cash Flow Impact	Per Reported	Per Restated	Error	Per Reported	Per Restated	Error
Operating activities	46.0	43.0	(3.0)	7.1	4.4	(2.7)
% of Net Cash Flow from Operating Activities		6.9%			60.2%
Additions to Property, Plant, and Equipment	49.9	46.9	(3.0)	40.5	37.8	(2.7)
% of Additions		6.3%			7.1%
Investing activities	150.6	147.6	(3.0)	43.3	40.6	(2.7)
% of Net Cash Flow from Investing Activities		2.0%			6.6%

U.S. Securities and Exchange Commission

Attn: Gary R. Todd

December 18, 2007

	Q3 2005			Q3 2004
Cash Flow Impact	Per Reported	Per Restated	Error	Per Reported	Per Restated	Error
Operating activities	131.7	129.1	(2.6)	75.8	73.0	(2.8)
% of Net Cash Flow from Operating Activities		2.0%			3.9%
Additions to Property, Plant, and Equipment	67.4	64.8	(2.6)	36.9	34.1	(2.8)
% of Additions		4.0%			8.3%
Investing activities	68.7	66.1	(2.6)	38.9	36.1	(2.8)
% of Net Cash Flow from Investing Activities		3.9%			7.9%

The error in the second quarter 2004 amounted to 60% of the cash flow from operating activities because the cash flow for the quarter was unusually low. The magnitude of the error in the quarter is consistent with the error in other quarters. The trend in cash flow quarter to quarter is not affected. Furthermore, free cash flow, a measure used by our analysts and investors, is not affected by the error. As a result, we believe the errors are not material and do not require restatement.

We would be pleased to discuss these errors in a conference call. Please contact me at (714) 773-6626 with any questions regarding the above or to arrange a conference call.

Sincerely,

BECKMAN COULTER, INC.

/s/ Carolyn D. Beaver
Carolyn D. Beaver
Corporate Vice President, Controller
Chief Accounting Officer

cc:	Mr. Charles P. Slacik, Beckman Coulter, Inc.